CALCULATION OF REGISTRATION FEE

Title of Each Class of securities to be registered	Number of shares of common stock to be registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock	200,000,000	$.0054	$1,080,000	$100.12
Common Stock Underlying Warrants	50,000,000	.0054	270,000	25.03
Total	250,000,000		1,350,000	125.15

(1)	Alumni Capital LP (the selling stockholder identified in this prospectus) may offer up to 250,000,000 shares of common stock to be used for drawdowns and warrant exercises in connection with an August 2, 2022 Common Stock Purchase Agreement (the “Purchase Agreement”) and Common Stock Purchase Warrant we entered into with Alumni Capital LP. The shares being registered hereunder include such indeterminate number of shares of our Common Stock as may be issuable with respect to the shares being registered hereunder to prevent dilution by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and (g) under the Securities Act, based on the average of the high and low prices reported for the shares of Common Stock as reported on the OTCQB on July 29, 2022.